FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of   November, 2003
                 ------------------

Commission File Number     0-29546
                       ------------

                           America Mineral Fields Inc.
                -----------------------------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X   Form 40-F
                                     ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes        No  X
                                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

NEWS RELEASE                                              [COMPANY LOGO OMITTED]

                                                      St. George's House
                                                      15 Hanover Square
                                                      London W1S 1HS
                                                      England
                                                      Tel: ++ 44 (0)20-7355-3552
                                                      Fax: ++ 44-(0)20-7355-3554
                                                      Website:www.am-min.com
                                                      Email: london@am-min.com



                 America Mineral Fields in advanced negotiations

LONDON,  U.K.  (November 14, 2003) America  Mineral  Fields Inc (TSX:  AMZ, AIM:
AMF), at the request of the Toronto Stock Exchange, today announced that it is in advanced negotiations with respect to its core projects in Central Africa. The Company hopes to conclude these negotiations successfully, but is unable to provide further details until the process is completed.

The Company will provide full details to all shareholders immediately upon the conclusion of the current negotiations.

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ". The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. The Company's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

London                                      North America

Tim Read - Chief Executive Officer          Martti Kangas - The Equicom Group
Telephone:        44-20-7355-3552           Telephone:       416-815-0700 x. 243
                                                        800-385-5451 (toll free)
Facsimile:        44-20-7355-3554           Facsimile:        416-815-0080
E-mail: London@am-min.com                   E-mail: mkangas@equicomgroup.com


This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

NEWS RELEASE                                              [COMPANY LOGO OMITTED]

                                                      St. George's House
                                                      15 Hanover Square
                                                      London W1S 1HS
                                                      England
                                                      Tel: ++ 44 (0)20-7355-3552
                                                      Fax: ++ 44-(0)20-7355-3554
                                                      Website:www.am-min.com
                                                      Email: london@am-min.com


For Release on November 17th 2003

          AMERICA MINERAL FIELDS FINALISES KEY KOLWEZI AGREEMENT WITH
                          GECAMINES AND DRC GOVERNMENT


LONDON, U.K. (November 17th, 2003) America Mineral Fields Inc (TSX: AMZ, AIM:
AMF) ("AMF"), today announced that its 100% owned subsidiary, Congo Mineral Developments Limited ("CMD") had finalised with both the Government of the Democratic Republic of Congo ("GDRC") and La Generale des Carrieres et des Mines ("Gecamines"), the state-owned mining company, the Contract of Association governing the Kolwezi cobalt/copper tailings project. The Contract of Association is the master shareholder agreement that will govern the ownership and management of Kingamyambo Musonoi Tailings SARL ("KMT"), the company that will own the mining title to the tailings and develop the project.

The conclusion of this agreement follows a 10-month period of negotiations and formalises the Heads of Agreement entered into by AMF and Gecamines on 27th June 2003.

The initialling of this agreement by the three parties follows the approval of the Kolwezi project by the Economic and Finance Cabinet Sub-committee of the GDRC cabinet, received on 13th November 2003. Once the documents have been formally ratified by the Boards of Directors of AMF and Gecamines and by the GDRC cabinet, the agreements will be formally executed. This process is expected to take several weeks.

Following the formal execution of this agreement, KMT will be constituted and mining rights to the tailings will be transferred to it.

Under the terms of this agreement, the ownership of KMT will be as follows:

                           CMD              -       82.5%
                           Gecamines        -       12.5%
                           GDRC             -        5.0%

Two payments totalling US$15 million will be made by KMT to Gecamines as consideration for the tailings. The first instalment of US$5 million will be made at the time of the transfer of the mining rights and the second instalment of US$10 million will be made following the completion of the bankable feasibility study, at the time of financial close. In addition, Gecamines will be entitled to a profit participation in circumstances of an elevated cobalt price.

Once the transfer of the mining rights has been effected, the final stage of the feasibility study will commence and financing for the project will be sought.

Tim Read, President and CEO of AMF, commented: "This is a momentous event in the life of AMF and for the Kolwezi Project. It is the culmination of our seven years of commitment to the Project, against a background of considerable political change in the DRC. The conclusion of this agreement has been made possible by the establishment of the Transitional Government, bringing to an end several years of conflict, and by the promulgation of the new DRC mining code, which provides a stable legal and fiscal framework for investment. We now look forward to the development of this important project, which will bring in its wake considerable economic benefits for the country."

Eugene Diomi Ndongala, Minister of Mines for the GDRC commented: "The conclusion of this ground-breaking agreement with CMD sends a clear message to the international financial community that the DRC is on the road to regaining its rightful place amongst the ranks of the leading mining nations."

About the Kolwezi Project

AMZ's Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on the Alternative Investment Market of the London Stock Exchange under the symbol "AMF", The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. The Company's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

London                                      North America
Tim Read - Chief Executive Officer          Martti Kangas - The Equicom Group
Telephone: +44-20-7355-3552                 Telephone:   +1-416-815-0700 x. 243
Facsimile:   +44-20-7355-3554                       +1-800-385-5451 (toll free)
E-mail:       London@am-min.com             Facsimile:        +1-416-815-0080
                                            E-mail:   mkangas@equicomgroup.com

Simon Robinson / Justine Howarth
Parkgreen Communications
Telephone: +44-20-7287-5544
Facsimile:  +44-20-7287-5640
justine.howarth@parkgreenmedia.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                         ONTARIO


                                 BC FORM 53-901F
                              (Previously Form 27)

                             MATERIAL CHANGE REPORT

           Section 85(1) of the Securities Act (British Columbia) and
             Section 151 of the Securities Rules (British Columbia),
                 and corresponding provisions of the securities
                         legislation in other Provinces

Item 1.  Reporting Issuer

                  America Mineral Fields Inc.
                  c/o Suite 950
                  1055 West Georgia Street
                  Vancouver, B.C. V6E 3P3

Item 2.  Date of Material Change

                  November 17, 2003 (being the date of the news release).

Item 3.  Press Release

                  The Press Release dated November 17, 2003 was forwarded to the Toronto Stock Exchange and disseminated via (Canadian Disclosure Network without US Points) Canada Stockwatch, and Market News.

                  A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  America Mineral Fields Inc announced that its 100% owned subsidiary, Congo Mineral Developments Limited ("CMD") had finalised with both the Government of the Democratic Republic of Congo ("GDRC") and La Generale des Carrieres et des Mines ("Gecamines"), the state-owned mining company, the Contract of Association governing the Kolwezi cobalt/copper tailings project.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6. Reliance on Section 85(2) of the Securities Act (British Columbia) and corresponding provisions of the securities legislation in other Provinces

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Senior Officers

                  The following Senior Officer of the Company is available to answer questions regarding this report:

                  Tim Read
                  President
                  Tel: 44 207 355 3552

Item 9.  Statement of Senior Officer

                  The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 18th day of November, 2003.

                                                     AMERICA MINERAL FIELDS INC.

                                                     Per:

                                                     /S/"Paul C. MacNeill"
                                                     ---------------------------
                                                     Paul C. MacNeill
                                                     Director

NEWS RELEASE             Schedule "A"                     [COMPANY LOGO OMITTED]

                                                      St. George's House
                                                      15 Hanover Square
                                                      London W1S 1HS
                                                      England
                                                      Tel: ++ 44 (0)20-7355-3552
                                                      Fax: ++ 44-(0)20-7355-3554
                                                      Website:www.am-min.com
                                                      Email: london@am-min.com


For Release on November 17th 2003

          AMERICA MINERAL FIELDS FINALISES KEY KOLWEZI AGREEMENT WITH
                          GECAMINES AND DRC GOVERNMENT


LONDON, U.K. (November 17th, 2003) America Mineral Fields Inc (TSX: AMZ, AIM:
AMF) ("AMF"), today announced that its 100% owned subsidiary, Congo Mineral Developments Limited ("CMD") had finalised with both the Government of the Democratic Republic of Congo ("GDRC") and La Generale des Carrieres et des Mines ("Gecamines"), the state-owned mining company, the Contract of Association governing the Kolwezi cobalt/copper tailings project. The Contract of Association is the master shareholder agreement that will govern the ownership and management of Kingamyambo Musonoi Tailings SARL ("KMT"), the company that will own the mining title to the tailings and develop the project.

The conclusion of this agreement follows a 10-month period of negotiations and formalises the Heads of Agreement entered into by AMF and Gecamines on 27th June 2003.

The initialling of this agreement by the three parties follows the approval of the Kolwezi project by the Economic and Finance Cabinet Sub-committee of the GDRC cabinet, received on 13th November 2003. Once the documents have been formally ratified by the Boards of Directors of AMF and Gecamines and by the GDRC cabinet, the agreements will be formally executed. This process is expected to take several weeks.

Following the formal execution of this agreement, KMT will be constituted and mining rights to the tailings will be transferred to it.

Under the terms of this agreement, the ownership of KMT will be as follows:

                           CMD              -       82.5%
                           Gecamines        -       12.5%
                           GDRC             -        5.0%

Two payments totalling US$15 million will be made by KMT to Gecamines as consideration for the tailings. The first instalment of US$5 million will be made at the time of the transfer of the mining rights and the second instalment of US$10 million will be made following the completion of the bankable feasibility study, at the time of financial close. In addition, Gecamines will be entitled to a profit participation in circumstances of an elevated cobalt price.

Once the transfer of the mining rights has been effected, the final stage of the feasibility study will commence and financing for the project will be sought.

Tim Read, President and CEO of AMF, commented: "This is a momentous event in the life of AMF and for the Kolwezi Project. It is the culmination of our seven years of commitment to the Project, against a background of considerable political change in the DRC. The conclusion of this agreement has been made possible by the establishment of the Transitional Government, bringing to an end several years of conflict, and by the promulgation of the new DRC mining code, which provides a stable legal and fiscal framework for investment. We now look forward to the development of this important project, which will bring in its wake considerable economic benefits for the country."

Eugene Diomi Ndongala, Minister of Mines for the GDRC commented: "The conclusion of this ground-breaking agreement with CMD sends a clear message to the international financial community that the DRC is on the road to regaining its rightful place amongst the ranks of the leading mining nations."

About the Kolwezi Project

AMZ's Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on the Alternative Investment Market of the London Stock Exchange under the symbol "AMF", The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. The Company's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

London                                      North America
Tim Read - Chief Executive Officer          Martti Kangas - The Equicom Group
Telephone: +44-20-7355-3552                 Telephone:   +1-416-815-0700 x. 243
Facsimile:   +44-20-7355-3554                       +1-800-385-5451 (toll free)
E-mail:       London@am-min.com             Facsimile:        +1-416-815-0080
                                            E-mail:   mkangas@equicomgroup.com

Simon Robinson / Justine Howarth
Parkgreen Communications
Telephone: +44-20-7287-5544
Facsimile:  +44-20-7287-5640
justine.howarth@parkgreenmedia.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 America Mineral Fields Inc.
                                                 (Registrant)

Date November 18, 2003                  By:      /S/ "Paul C. MacNeill"
     ------------------                          -------------------------------
                                                 (Print) Name: Paul C. MacNeill
                                                 Title: Director